

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2023

Chenggang Zhou
Chief Executive Officer
New Oriental Education & Technology Group Inc.
No. 6 Hai Dian Zhong Street
Haidian District
Beijing 100080
People's Republic of China

> **Re: New Oriental Education & Technology Group Inc.**
> **Form 20-F for Fiscal Year Ended May 31, 2022**
> **Filed September 29, 2022**
> **File No. 001-32993**

Dear Chenggang Zhou:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Haiping Li